EXHIBIT 11

Statement of Computation of Earnings per Share

Following is the data relating to the weighted average number of shares used in the computation of diluted earning (loss) per share:

	Six months ended June 30,		Year ended December 31, 2005
	2006	2005
	Unaudited

Weighted average number of shares used in the
computation of basic earning (loss) per share	6,625	4,793	5,616

Add: Net additional shares from the anticipated
exercise of stock options	104	-	-

Weighted average number of shares used in the
computation of basic earning (loss) per share	6,729	4,793	5,616

Options which were not included in the computation
of diluted earning (loss) per share due to anti
dilutive effect	2,029	1,331	1,334